VF 3-25-05



SEC 05040408 ISSION

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SEC FILE NUMBER
8- 66065

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/24/03 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perseus Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 California Street
(No. and Street)

San Francisco, California 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel H. Veatch (415) 318-3626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Odenberg, Ullakko, Muranishi & Co. LLP
(Name – *if individual, state last, first, middle name*)

465 California Street, Suite 700, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

PROCESSED
APR 04 2005
THOMSON FINANCIAL

RECD S.E.C.
FEB 28 2005
1086

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

VF 3-25-05

OATH OR AFFIRMATION

I, Daniel H. Veatch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perseus Advisors, LLC, as of December, 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel H. Veatch

Signature

Chief Financial Officer

Title

Janina M. Pulido

Notary Public



JANINA M. PULIDO
Commission # 1452410
Notary Public - California
San Francisco County
My Comm. Expires Nov 21, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PERSEUS ADVISORS, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * *

DECEMBER 31, 2004

PERSEUS ADVISORS, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2004

OATH OR AFFIRMATION

I, Daniel H. Veatch, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Perseus Advisors, LLC, as of and for the period of November 24, 2003 (Inception) to December 31, 2004, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Daniel H. Veatch 02-25-05
Signature Date

Chief Financial Officer
Title

Subscribed and sworn to before me this
25 day of February 2005

Janina M. Pulido
Notary Public


JANINA M. PULIDO
Commission # 1452410
Notary Public - California
San Francisco County
My Comm. Expires Nov 21, 2007

150 California Street, Suite 2300, San Francisco, CA 94111 Phone: 415.318-3600
Perseus Advisors, LLC is a subsidiary of Perseus Group, LLC

OUM ODENBERG ULLAKKO MURANISHI & CO. LLP
Certified Public Accountants & Consultants

465 California Street, Suite 700
San Francisco, California 94104
Telephone: (415) 434-3744
Facsimile: (415) 788-2260

To the Managing Member of

Perseus Advisors, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In our opinion, the accompanying balance sheet and the related statements of income and changes in member's equity and of cash flows present fairly, in all material respects, the financial position of Perseus Advisors, LLC at December 31, 2004, and the results of its operations and its cash flows for the period from November 24, 2003 (Inception) through December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Odenberg Ullakko Muranishi & Co

San Francisco, California
February 16, 2005

PERSEUS ADVISORS, LLC

BALANCE SHEET

DECEMBER 31, 2004

ASSETS

Current assets:		
Cash and cash equivalents	$	5,919,768
Accounts receivable		1,584,497
Other receivables		885,000
Prepaid taxes and expenses		64,583
Total current assets		8,453,848
Deposits and other assets		5,636
	$	8,459,484

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:		
Accounts payable	$	594,022
Accrued compensation		3,131,121
Accrued liabilities		129,033
Total current liabilities		3,854,176
Deferred rent		206,544
Total liabilities		4,060,720
Commitments (Note 3)		-
Member's equity		4,398,764
	$	8,459,484

See accompanying notes to financial statements.

PERSEUS ADVISORS, LLC

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD FROM NOVEMBER 24, 2003 (INCEPTION) THROUGH DECEMBER 31, 2004

Revenues:	
Investment banking and transactional fees	$ 12,409,374
Expenses:	
Compensation and benefits	8,465,016
Legal and other professional services	810,534
Occupancy and equipment	668,172
Marketing and business development	308,913
Other general and administrative	416,230
	10,668,865
Net income	1,740,509
Member's contributions	2,658,255
Member's equity	$ 4,398,764

See accompanying notes to financial statements.

PERSEUS ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM NOVEMBER 24, 2003 (INCEPTION)
THROUGH DECEMBER 31, 2004

Operations:	
Net income	$ 1,740,509
Adjustments to reconcile net income to net cash from operating activities:	
Changes in other operating items:	
Accounts receivable	(2,469,497)
Prepaid taxes and expenses	(64,583)
Other assets	(5,636)
Accounts payable	594,022
Accrued liabilities	129,033
Accrued compensation	3,131,121
Deferred rent	206,544
Cash provided by operating activities	3,261,513
Financing:	
Contributions from member	2,658,255
Cash provided by financing activities	2,658,255
Increase in cash and cash equivalents	5,919,768
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 5,919,768
Cash paid during the period for:	
Income taxes	$ 800
Interest	$ -

See accompanying notes to financial statements.

SCHEDULE I

PERSEUS ADVISORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

DECEMBER 31, 2004

Net capital:	
Total member's equity	$ 4,398,764
Deduct member's equity not allowed for net capital	-
Total member's equity qualified for net capital	4,398,764
Add - other (deductions) or allowable credits	-
Total capital and allowable subordinated borrowings	4,398,764
Deductions and/or charges:	
Nonallowable assets:	
Accounts receivable	(1,584,497)
Other current assets	(949,583)
Other assets	(5,636)
Total deductions	(2,539,716)
Net capital before haircuts on securities positions (tentative net capital)	1,859,048
Haircuts on securities:	
Stock, warrants and options	-
Total net capital	$ 1,859,048
Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable and other liabilities	4,060,720
Items not included in statement of financial condition:	
Other unrecorded amounts	-
Total aggregate indebtedness	$ 4,060,720
Computation of basic net capital requirement:	
Minimum net capital required	$ 270,715
Excess net capital at 1,500 percent	$ 1,249,940
Excess net capital at 1,000 percent	$ 1,452,976
Ratio: Aggregate indebtedness to net capital	218%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 1,954,540
Allowable assets originally reported as nonallowable:	
Difference due to offsetting various asset accounts against related liabilities:	161,416
Audit adjustments to record additional:	
Deferred rent	(206,544)
Accrued liabilities	(50,364)
Other items (net)	-
Net capital per above	$ 1,859,048

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Organization, operations and summary of significant accounting policies:

Organization and operations

Perseus Advisors, LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Perseus Group, LLC. The Company is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company was formed on November 24, 2003 and is engaged in the business of providing investment banking services to businesses on specific matters, mainly in the offering of securities to institutional investors. The accompanying financial statements present the operating results of the Company from November 24, 2003 (Inception) through December 31, 2004.

A summary of significant accounting policies follows:

Revenue recognition

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. Investment banking fees are recognized monthly as retainer fees are billed, and as services are provided. Transactional fees are recognized as revenue when the related transaction is completed and fees are earned. Reimbursable expenses associated with investment banking services are recorded in other general and administrative expenses, net of client reimbursements.

Income taxes

The Company was formed as a Delaware limited liability company. The Company's federal and California taxable income or loss is passed through to its sole member to be reported on the member's individual tax returns; accordingly, no provision for federal income taxes is reflected in these financial statements. The State of California assesses an annual minimum franchise tax of $800 and an annual fee, based on gross receipts, of $11,790. Both the minimum tax and the fee are included in other general and administrative expenses.

Cash and cash equivalents

Cash and cash equivalents consist of FDIC insured demand deposit accounts.

Concentration of credit risk

The Company performs ongoing credit evaluations of its customers. The Company's credit losses have not been significant.

The Company places its cash accounts with a high quality financial institution. At December 31, 2004 and periodically throughout the period from November 24, 2003 (Inception) to December 31, 2004, such investments were in excess of FDIC insurance limits.

The Company derived 23% of its revenue from two customers during the period from November 24, 2003 (Inception) to December 31, 2004, and 42% of its accounts receivable from two customers at December 31, 2004.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair value of financial instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are reasonable estimates of the fair value of these financial instruments.

Advertising and promotion costs

The Company expenses advertising and promotion costs as incurred. Advertising and promotion expense is included in marketing and business development expenses.

NOTE 2 – Employee benefit plans:

The Company has a 401(k) defined contribution plan for eligible employees. Under the plan, the Company may at its discretion match a percentage of each employee's contribution. The Company may also make discretionary profit sharing contributions to the plan. During the period from November 24, 2003 (Inception) to December 31, 2004 the Company did not make any contributions to the plan.

NOTE 3 - Commitments:

The Parent of the Company, Perseus Group, LLC, has entered into various lease agreements for an office facility and equipment and furniture used by the Company. The lease agreements expire on various dates through June 2010. The Company is not a party to any of the agreements. The Company reimburses the Parent for substantially all of the Parent's obligations under the leases, which totaled $322,869 for the office facility lease, and $80,617 for equipment and furniture leases for the period from November 24, 2003 (Inception) to December 31, 2004.

The office facility lease provides for increasing rent payments over the lease term. The Company recognizes rental expense on a straight-line basis over the lease term and records as deferred rent the difference between the amount charged to expense and the rent payment amount.

Future minimum payments under the above lease obligations for years ending after December 31, 2004 are as follows:

Year	Office Facility	Furniture and Equipment
2005	$ 554,493	$ 71,934
2006	594,132	13,853
2007	618,376	-
2008	656,480	-
2009	701,483	-
Thereafter	358,686	
	$ 3,483,650	$ 85,787

NOTE 4 – Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and maintenance of a ratio of aggregate indebtedness to net capital, both as defined, of not more than 15 to 1.

At December 31, 2004, the Company had net capital of $1,859,048, which was $1,588,333 in excess of its net capital requirement of $270,715. The Company's ratio of aggregate indebtedness to net capital was 2.2 to 1.

OUM ODENBERG ULLAKKO MURANISHI & CO. LLP
Certified Public Accountants & Consultants

465 California Street, Suite 700 | Telephone: (415) 434-3744
San Francisco, California 94104 | Facsimile: (415) 788-2260

To the Managing Member of
Perseus Advisors, LLC

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements and supplemental schedule of Perseus Advisors, LLC (the "Company") for the period from November 24, 2003 (Inception) to December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United states. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Odenberg Ullakko Muranishi & Co

Odenberg, Ullakko, Muranishi & Co. LLP
San Francisco, California
February 16, 2005